 Exhibit 99.1

CENTOGENE Expands Partnership with PTC Therapeutics to Generate New Insights for Aromatic L-Amino Acid Decarboxylase (AADC) Deficiency

Expanded Partnership Provides Free Biochemical and Genetic Testing to Patients Enrolled in REVEAL CP Study and Expands Global No-Cost Testing Program to Additional Countries

CAMBRIDGE, Mass. and Rostock and Heidelberg, Germany and BERLIN, November 25, 2020 (GLOBE NEWSWIRE) – Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies, announced today that it has expanded its partnership with PTC Therapeutics, Inc. The companies will work together in several new regions including many countries in Europe, the Middle East, and Latin America to provide genetic testing and 3-O-Methyldopa (3-OMD) biomarker analytics to help identify patients with Aromatic L-amino Acid Decarboxylase (AADC) deficiency. AADC deficiency is a life-shortening, ultra-rare genetic disorder that causes severe disability and ongoing physical and mental suffering from the first few months of life. In addition, CENTOGENE will now provide this testing and biomarker analytics for patients involved in the REVEAL CP study, a screening study designed to determine the prevalence of AADC deficiency in patients with cerebral palsy (CP) of unknown cause.

The REVEAL CP study will screen patients for AADC deficiency with CentoCard® – CENTOGENE’s CE-labeled dried blood spot collection kit – by evaluating blood samples for above normal levels of 3-OMD. Patients with elevated 3-OMD will be further tested for decreased levels of AADC enzyme activity and the presence of variants in the DOPA decarboxylase (DDC) gene. Through the generation of insights from the study, CENTOGENE and PTC aim to shorten the diagnosis time for patients living with AADC deficiency and ultimately accelerate the discovery of potential treatment options for patients living with this rare genetic disorder.

Justin Bingham, CENTOGENE’s Senior Vice President of Business Development, stated, “We are pleased to expand our partnership with PTC to support the REVEAL CP study, a global screening study designed to determine the prevalence of AADC deficiency in patients with cerebral palsy of an unknown cause. Together, we will offer genetic testing and 3-OMD biomarker analytics and widen the geographical scope of the no cost testing program, all of which are critical steps as we work together to bring hope to patients living with this rare genetic disorder.”

“PTC is proud to continue and expand our partnership with CENTOGENE. We believe the insights we expect to gain from this genetic testing program may help physicians diagnose patients with AADC deficiency,” said Claudio Santos, Senior Vice President of Global Medical Affairs at PTC Therapeutics. “The AADC deficiency diagnostic testing program and REVEAL CP study are critical ways in which we can help to shorten the diagnostic journey that so many patients and families face. This is central to our mission and daily commitment at PTC to help patients with rare disorders.”

CENTOGENE and PTC began collaborating in 2019 to create a diagnostic program for AADC deficiency, a rare inherited disorder that affects the way signals are passed between certain cells in the nervous system. AADC deficiency causes severe developmental disabilities, the inability to develop any motor strength and control, frequent hospitalizations, and the need for life-long care. At this time, there is no cure for AADC deficiency.

The testing is provided at no cost to patients and can be accessed via CENTOGENE’s user-friendly CentoPortal® platform (www.centoportal.com), or alternatively by sending an email to AADCdtesting@ptcbio.com. To learn more about the REVEAL CP study email medinfo@ptcbio.com.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge, including epidemiological and clinical data, as well as innovative biomarkers. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.6 billion weighted data points from approximately 570,000 patients representing over 120 different countries as of August 31, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. CENTOGENE believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of August 31, 2020, the Company collaborated with over 40 pharmaceutical partners covering over 45 different rare diseases.

Media Contact:

CENTOGENE
Sun Kim
Chief Strategy and Investor Relations Officer
investor.relations@centogene.com

FTI Consulting

Bridie Lawlor
+1.917.929.5684
bridie.lawlor@fticonsulting.com

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For further information, please refer to the Risk Factors section in our Annual Report for the year ended December 31, 2019 on Form 20-F filed with the SEC on April 23, 2020, Form 6-K containing our financial results for the three months ended March 31, 2020, filed with the SEC on June 15, 2020 and other current reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.